UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)


                            UMB FINANCIAL CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                    902708188
                                 (CUSIP Number)


                                  John C. Pauls
                                1010 Grand Blvd.
                           Kansas City, Missouri 64141
                                 (816) 860-7889
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 13, 2004

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(g), check the following box. ( )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  902 788 188

1.    Names of Reporting Persons
      IRS Identification Nos. of above persons (entities only)

      R. Crosby Kemper
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2. Check the Appropriate Box if a Member of a Group
   (a) [ ]
   (b) [ ]
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3. SEC Use Only
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   4. Source of Funds (See Instructions)
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   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)
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   6. Citizenship or Place of Organization United States
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Number of Shares
Beneficially Owned
by Each Reporting
Person With:

                7.Sole Voting Power       1,997,614
                --------------------------------------------------------------
                8.Shared Voting Power     1,157,173
                --------------------------------------------------------------
                9. Sole Dispositive Power 1,997,614
                --------------------------------------------------------------
                10. Shared Dispositive Power 1,157,173
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   11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,154,787

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)

   13.     Percent of Class Represented by Amount in Row (11) 14.57%
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   14. Type of Reporting Person (See Instructions)
      IN
                                       2

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Item 1. Security and Issuer

      This statement relates to the common stock, par value $1.00 per share (the "Common Stock"), of UMB Financial Corporation ("UMBF"), which has its principal office at 1010 Grand Boulevard, Kansas City, Missouri, 64106.

Item 2. Identity and Background

      This statement is filed by R. Crosby Kemper ("Mr. Kemper") who is United States citizen. Mr. Kemper is the former Senior Chairman of UMBF. He currently serves UMBF as a consultant and advisory director. His business address is the same address as UMBF. During the last five years, Mr. Kemper has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where, as a result of such proceeding, he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

      Not Applicable

Item 4. Purpose of Transaction

      Mr. Kemper was the sole shareholder and an officer and director of Stagecoach, Inc. Stagecoach, Inc. was the general partner of Stagecoach Investments, L.P. which held 853,341 shares of UMBF common stock which Mr. Kemper had the sole authority to vote or dispose. On December 13, 2004, 852,841 shares of UMBF common stock that were held by Stagecoach Investments, L.P. were distributed to the partners of Stagecoach Investments, L.P. (including Mr. Kemper). In accordance with the terms of the Stagecoach Investments, L.P. partnership agreement, various partners of Stagecoach Investments, L.P. had requested withdrawal of their shares of UMBF common stock from the partnership, and the partners decided it would be most efficient to dissolve the partnership and distribute the shares of the UMBF common stock to the partners on a pro rata basis in accordance with the partnership agreement. As a result, Mr. Kemper will no longer have voting control all 852,841 shares, but will have direct ownership and voting control over 320,639 shares distributed to him in the transaction

      With respect to other sales of UMBF common stock disclosed in Item 5(c), Mr. Kemper made the sales for estate planning purposes and to provide for personal asset liquidity. Depending on market conditions and other factors that Mr. Kemper may deem material to an investment decision (including, but not limited to, market conditions, price and availability of shares of UMBF common stock, subsequent developments affecting UMBF's condition, general stock market and economic conditions, and tax, estate planning and liquidity considerations), Mr. Kemper and other entities or persons that may be deemed to be affiliated with him may from time to time in the future dispose of additional shares of UMBF common stock beneficially owned by him or such entity or person. Any such additional sales of UMBF securities may be in open market or privately negotiated transactions or otherwise. Mr. Kemper filed a Form 144, Notice of Proposed Sale of Securities Pursuant to Rule 144 under them Securities Act of 1933, on December 14, 2004 for 96,345 shares of UMBF common stock.

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      Other than as set forth above, Mr. Kemper does not have any present plans or proposals which would relate to or would result in any of the actions specified in (a) through (j) of Item 4 of Schedule 13D, although Mr. Kemper reserves the right to change his plans and intentions at any time he deems appropriate.

Item 5. Interest in Securities of the Issuer

      On December 23, 2004 Mr. Kemper may be deemed to have beneficial ownership in 3,154,787 shares of UMBF common stock representing 14.57% of the outstanding shares as contained on the most recently available filing with the Securities and Exchange Commission by UMBF. Of this amount, Mr. Kemper owns 1,869,806 shares of UMBF common stock directly and he has the sole power to vote and to dispose if such shares.

      Mr. Kemper may be deemed to beneficially own UMBF common stock held by several affiliated entities. Mr. Kemper is an officer and director of Kemper Realty Company ("Kemper Realty") and Pioneer Service Corporation ("Pioneer"). He is deemed to have shared power to vote and dispose of the UMBF common stock held by these entities. Kemper Realty holds 147,925 shares and Pioneer holds 202,352 shares. Mr. Kemper is the sole shareholder, an officer and director of Stagecoach, Inc. which holds 100,847 shares. He is deemed to have sole power to vote and to dispose of the UMBF stock held by Stagecoach Inc.

      Mr. Kemper has or shares the power to vote or dispose shares of UMBF stock held in various fiduciary accounts where UMB Bank, n.a. is trustee or co-trustee. Mr. Kemper, Mary S. Kemper, and Alexander C. Kemper, or any two of them, may vote or direct the disposition of 400,405 shares held by six trusts established under the will of Rufus Crosby Kemper and 39,081 shares held in the Enid and Crosby Kemper Foundation. Mr. Kemper, R. Crosby Kemper III and Sheila Kemper Dietrich, or any two of them, may vote or direct the disposition of 360,332 shares held by the R.C. Kemper, Sr. Charitable Trust and Foundation. In addition, 7,078 shares held by the R.C. Kemper, Jr. Charitable Trust and Foundation may be voted or disposed of by Mr. Kemper, John Mariner Kemper and R. Crosby Kemper III, or any two of them. Mr. Kemper has sole power to direct the voting or disposition of 26,961 shares held by the William T. Kemper Foundation.

      During the previous sixty days, Mr. Kemper has engaged in the following transactions involving UMBF common stock:

      1. On November 2, 2004, Mr. Kemper sold a total of 5,000 shares of UMBF common stock on the open market through UMB Scout Brokerage. Of the 5,000 shares sold, 1,200 shares were sold at $51.35; 400 shares were sold at $51.37; 100 shares were sold at $51.36; 500 shares were sold at $51.45; 700 shares were sold at $51.46; 100 shares were sold at $51.47; 100 shares were sold at $51.42; 900 shares were sold at $51.48; 214 shares were sold at $51.51; and 786 shares were sold at $51.52.

      2. On November 3, 2004, Mr. Kemper sold a total of 5,000 shares of UMBF common stock on the open market through UMB Scout Brokerage. Of the 5,000 shares, 100 shares were sold at $51.62; 1,000 shares were sold at $51.61; 100 shares were sold at $51.60; 100 shares were sold at $51.57; 600 shares were sold at $51.56; 1,000 shares were sold at $51.54; 100 shares were sold at $51.52; 200 shares were sold at $51.51; and 1,800 shares were sold at $51.50.

3. On November 4, 2004, Mr. Kemper sold a total of 5,000 shares of UMBF common stock on the open market through UMB Scout Brokerage. Of the 5,000 shares, 800 shares were sold at $51.59; 100 were sold at $51.58; 100 were sold at $51.55; and 4,000 shares were sold at $51.50.

4. On November 8, 2004, Mr. Kemper sold a total of 5,000 shares of UMBF common stock on the open market through UMB Scout Brokerage. Of the 5,000 shares, 1,000 shares were sold at $51.77; 200 shares were sold at $51.76; 1,300 shares were sold at $51.75; 100 shares were sold at $51.66; 400 shares were sold at $51.65; 100 shares were sold at $51.60; 100 shares were sold at $51.54; 200 shares were sold at $51.52; and 1,600 shares were sold at $51.50.

5. On November 9, 2004, Mr. Kemper sold a total of 5,000 shares of UMBF common stock on the open market through UMB Scout Brokerage. Of the 5,000 shares, 1,600 shares were sold at $51.99; 100 shares were sold at $51.96; 1,000 shares were sold at $51.93; 100 shares were sold at $51.92; and 2,200 shares were sold at $51.90.

6. On November 10, 2004, Mr. Kemper acquired 8,382 shares of UMBF common stock through the exercise of incentive stock options. Of the 8,382 shares acquired, Mr. Kemper purchased 2,498 shares at $44.02; 2,863 shares were purchased at $38.41; and 3,021 shares were purchased at $36.20. To exercise the options, Mr. Kemper exchanged 6,214 shares of UMBF common stock at a price of $52.99. Mr. Kemper also sold a total of 2,500 shares of UMBF common stock on the open market through UMB Scout Brokerage. Of the 2,500 shares, 700 shares were sold at $53.07; 700 shares were sold at $53.06; and 1,100 shares were sold at $53.00

7. On November 12, 2004, Mr. Kemper sold a total of 5,000 shares of UMBF common stock on the open market through UMB Scout Brokerage. Of the 5,000 shares, 1,400 shares were sold at $54.09; 200 shares were sold at $54.08; 2,100 shares were sold at $54.07; 500 shares were sold at $54.00; 213 shares were sold at $53.86; and 587 shares were sold at $53.85

8. On November 15, 2004, Mr. Kemper sold a total of 10,000 shares of UMBF common stock on the open market through UMB Scout Brokerage. Of the 10,000 shares, 1,410 shares were sold at $54.58; 100 shares were sold at $54.56; 2,100 shares were sold at $54.55; 325 shares were sold at $54.50; 700 shares were sold at $54.19; 965 shares were sold at $54.15; 200 shares were sold at $54.17; 1,800 shares were sold at $54.14; 300 shares were sold at $54.04; and 2,100 shares were sold at $54.00.

9. On November 16, 2004, Mr. Kemper sold a total of 5,000 shares of UMBF common stock on the open market through UMB Scout Brokerage. Of the 5,000 shares, 600 shares were sold at $54.05; 500 shares were sold at $54.04; 1,600 shares were sold at $54.03; 100 shares were sold at $54.02; and 2,200 shares were sold at $54.00.

10.On November 17, 2004, Mr. Kemper sold a total of 5,000 shares of UMBF common stock on the open market through UMB Scout Brokerage. Of the 5,000 shares, 400 shares were sold at $54.55; 400 shares were sold at $54.54; 1,600 shares were sold at $54.52; 1,900 shares were sold at $54.14; and 700 shares were sold at $54.66.

11. On November 19, 2004, Mr. Kemper sold 5,000 shares of UMBF common stock on the open market through UMB Scout Brokerage at $54.50.

12. On November 22, 2004, Mr. Kemper sold 5,000 shares of UMBF common stock on the open market through UMB Scout Brokerage at $54.60.

13. On November 24, 2004, Mr. Kemper sold a total of 10,000 shares of UMBF common stock on the open market through UMB Scout Brokerage. Of the 10,000 shares, 1,800 shares were sold at $55.69; 4,900 shares were sold at $55.64; 2,100 shares were sold at $55.67; 100 shares were sold at $55.65; 500 shares were sold at $55.56; 193 shares were sold at $55.57; and 407 shares were sold at $55.55.

14. On November 26, 2004, Mr. Kemper sold 500 shares of UMBF common stock on the open market through UMB Scout Brokerage at $56.02.

15. On November 29, 2004, Mr. Kemper sold a total of 14,500 shares of UMBF common stock on the open market through UMB Scout Brokerage. Of the 14,500 shares, 200 shares were sold at $56.01; 7,177 shares were sold at $56.00; 923 shares were sold at $56.13; 400 shares were sold at $56.11; 300 shares were sold at $56.10; 500 shares were sold at $56.08; 500 shares were sold at $56.07; and 4,500 shares were sold at $56.20.

16. On November 30, 2004, Mr. Kemper sold a total of 5,000 shares of UMBF common stock on the open market through UMB Scout Brokerage. Of the 5,000 shares, 2,500 shares were sold at $56.00; 100 shares were sold at $56.06; 400 shares were sold at $56.07; and 2,000 shares were sold at $56.08

17. On December 1, 2004, Mr. Kemper sold 4,300 shares of UMBF common stock at $56.50 and 700 shares at $56.57. Both sales were on the open market through UMB Scout Brokerage.

18. On December 2, 2004, Mr. Kemper sold a total of 5,000 shares of UMBF common stock on the open market through UMB Scout Brokerage. Of the 5,000 shares, 1,900 shares were sold at $56.50; 200 shares were sold at $56.53; 300 shares were sold at $56.54; 100 shares were sold at $56.66; 100 shares were sold at $56.87; 500 shares were sold at $56.91; 1,700 shares were sold at $56.95; and 200 shares were sold at $56.99.

19. On December 6, 2004, Mr. Kemper sold a total of 15,000 shares of UMBF common stock on the open market through UMB Scout Brokerage. Of the 15,000 shares, 400 shares were sold at $57.38; 1,200 shares were sold at $57.39; 1,093 shares were sold at $57.40; 600 shares were sold at $57.42; 100 shares were sold at $57.43; 2,000 shares were sold at $57.45; 1,100 shares were sold at $57.46; 5,000 shares were sold at $57.47; 907 shares were sold at $57.50; 300 shares were sold at $57.51; and 2,300 shares were sold at $57.52.

20. On December 7, 2004, Mr. Kemper sold a total of 10,000 shares of UMBF common stock on the open market through UMB Scout Brokerage. Of the 10,000 shares, 3,300 shares were sold at $57.30; 2,700 shares were sold at $57.27; and 4,000 shares were sold at $57.25.

21. On December 8, 2004, Mr. Kemper sold 200 shares of UMBF common stock at $57.54 and 4,800 shares at $57.50. Both sales were on the open market through UMB Scout Brokerage.

22. On December 9, 2004, Mr. Kemper sold 3,225 shares of UMBF common stock at $57.57 and 100 shares at $57.58. Both sales were on the open market through UMB Scout Brokerage.

23. On December 13, 2004, Stagecoach L.P. distributed 852,841 shares of UMBF common stock to its partners. Mr. Kemper received 320,639 shares for his limited partnership interest and Stagecoach, Inc. received 8,697 shares for its interest as general partner of Stagecoach L.P. In addition, 500 shares of UMBF common stock were retained by Stagecoach L.P. for the payment of legal and accounting fees associated with the dissolution of the partnership.

24. On December 14, 2004, Mr. Kemper sold a total of 10,000 shares of UMBF common stock on the open market through UMB Scout Brokerage. Of the 10,000 shares, 1,946 shares were sold at $57.50; 600 shares were sold at $57.52; 300 shares were sold at $57.53; 200 shares were sold at $57.54; 1,354 shares were sold at $57.73; 100 shares were sold at $57.59; 1,000 shares were sold at $57.68; 100 shares were sold at $57.69; 300 shares were sold at $57.70; 1,500 shares were sold at $55.71; 200 shares were sold at $57.71; 100 shares were sold at $57.66; and 2,300 shares were sold at $57.65.

25. On December 22, 2004, Stagecoach, L.P. sold 500 shares of UMBF common stock at $57.91 on the open market through UMB Scout Brokerage.

This Amendment No. 6 amends Mr. Kemper's prior Schedule 13D filing made on May 17, 2004.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      None



Item 7.  Material to Filed as Exhibits

      None

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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
Signature


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 23, 2004
------------------------------
Date

/s/ R. C. Kemper
------------------------------
Signature

Consultant and Advisory Director
of UMB Financial Corporation
------------------------------
Name/Title